J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

RBC Capital Markets, LLC
200 Vesey Street, 8th Floor
New York, New York 10281

Wells Fargo Securities, LLC
500 West 33rd Street, 14th Floor
New York, New York 10001

January 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Demarest, Jennifer Monick, Kibum Park and Brigitte Lippmann

Re:	Smith Douglas Homes Corp.
Registration Statement on Form S-1, as amended (File No. 333-274379)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Smith Douglas Homes Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 3:00 p.m. Eastern time on January 10, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC. RBC CAPITAL MARKETS, LLC WELLS FARGO SECURITIES, LLC

As Representatives of the several Underwriters listed in Schedule I to the Underwriting Agreement

By:	J.P. MORGAN SECURITIES LLC

By:	/s/	Haley Trethaway
	Name:	Haley Trethaway
	Title:	Executive Director

By:	BOFA SECURITIES, INC.

By:	/s/	Tim Olsen
	Name:	Tim Olsen
	Title:	Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/	Jim Cronin
	Name:	Jim Cronin
	Title:	Managing Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/	Michael Tiedemann
	Name:	Michael Tiedemann
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]